Contact

www.linkedin.com/in/trevor-brazier-65a0705 (LinkedIn)

Top Skills

Analytics
E-commerce
SEM

Languages

Spanish

Trevor Brazier

Vice President, Product at Go LoCo
Los Angeles

Summary

Senior Product Management leader specializing in building and leading product teams for high-traffic, rapidly-evolving websites. Demonstrated ability to provide and achieve a product vision while adapting to constant changes from internal and external sources. Strong analytical abilities, able to combine both data-driven and consumer feedback to inform product roadmaps. Broad array of experience including:

• Robust product management skills including extensive experience with Agile software development methodologies (Scrum)
• Resilient leader adept at resolving conflict and uniting teams to achieve business goals
• Skilled and agile partner for business leaders. Understand business models and balance business needs with technical capabilities
• Advocate of 'Lean Startup' mentality; deliver results on time and on budget in fast-paced environment
• Strong team leadership capabilities; find joy in creating an inspiring and entertaining company culture

Experience

Go LoCo

Vice President of Product
February 2021 - Present (1 year 3 months)
Los Angeles

Go LoCo is a joint venture between LoCo Co-ops and Dine.Direct. Together we develop local restaurant-owned delivery co-operatives, powered by advanced technology. The partnership will enable independent restaurants in the US to benefit from the creation of locally owned co-ops, management support and a white-label restaurant delivery platform.

Jolt Delivery

Chief Executive Officer

January 2014 - December 2021 (8 years)

Jolt Delivery is the first choice in food delivery. We launched in 2014 and currently serve over 100 restaurants in Los Angeles. We have developed technology that connects restaurants to dispatchers and drivers. This platform enables restaurants to offer on-demand food delivery to all of their customers, regardless of whether an order comes via the phone, website or third party app. Our on-demand model is highly efficient so restaurants are not overstaffed when they are slow nor understaffed during an unexpected rush.

Shopzilla

Sr. Director Product Management

April 2007 - August 2013 (6 years 5 months)

• Managed the consumer product team for ‘Top 50’ e-commerce sites: Bizrate.com and Shopzilla.com., servicing over 20 million unique visitors each month.

• Key responsibilities included: Setting quarterly product roadmaps, insuring monthly revenue targets met, and structuring the websites to meet SEO needs, consumer needs and advertising partners’ needs.

• Oversaw the development and testing of all new product features, site changes, design enhancements and business logic optimizations.

• Business owner within the Agile/Scrum process collaborating with engineering teams to deliver on all objectives.

• Designed and implemented hundreds of A/B tests to optimize site performance towards key metrics (Revenue per session, redirect rate, balk rate, revenue per redirect, conversion rate, gross merchandise sales, etc.) resulting in annualized revenue increases of over $10 million.

• Gathered and set business requirements and prioritized projects within both a Kanban and Iteration-based scrum system. Sponsored and wrote detailed product specs for engineering teams.

• Established and led consumer user group testing for feedback and direction on new product ideas, design enhancements, and feature development.

• Developed a data-centric approach for all feature and design changes by using detailed site metrics and A/B test results to drive decisions and priorities for weekly, monthly and quarterly goals.

• Managed email marketing program delivering over 2 million pieces of mail per week. Conceived and developed several targeted email products that ultimately accounted for 60% of email’s total GMS.

Sony Pictures Entertainment

7 years 6 months

Director

May 2002 - April 2007 (5 years)

Sr. Financial Analyst

November 1999 - May 2002 (2 years 7 months)

Education

Princeton University

Bachelor of Arts (B.A.), Economics · (1989 - 1995)